Exhibit 99.1

AGNICO EAGLE AND KIRKLAND LAKE GOLD
SHAREHOLDERS APPROVE MERGER

Toronto (November 26, 2021) – Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) (“Agnico Eagle”) is pleased to announce that at a special meeting of shareholders held earlier today (the “Meeting”), Agnico Eagle shareholders voted overwhelmingly in favour of the resolution approving the issuance of Agnico Eagle common shares in connection with the proposed merger with Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”) by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Merger”).

The resolution was approved by approximately 99.86% of the votes cast by Agnico Eagle shareholders at the Meeting, with a shareholder turnout of 69.62%. Detailed voting results for the resolution are as follows:

	Total Votes	Percentage of Votes Cast
Votes For	170,255,128	99.862%
Votes Against	234,645	0.138%
Total Votes Cast	170,489,773	100.000%

In addition to the approval by Agnico Eagle shareholders, Kirkland Lake Gold shareholders approved the Merger at the special meeting of Kirkland Lake Gold shareholders held earlier today.

“I would like to thank our shareholders and the shareholders at Kirkland Lake Gold for supporting the merger of the two companies. We are very excited about the transaction as it positions Agnico Eagle as the leading low risk global gold company with growing production, low costs and strong ESG leadership”, said Sean Boyd, Agnico Eagle's Chief Executive Officer. “Our near-term focus will be on completing the integration plan for the two companies while we await the final regulatory approvals. We look forward to providing additional information on the combined businesses once the transaction has been finalized, which is expected to occur in the first quarter of 2022”, added Mr. Boyd.

Completion of the Merger is subject to the granting of the final order (the “Final Order”) by the Ontario Superior Court of Justice (Commercial List) (the “Court”), approval of the Australian Foreign Investment Review Board (“FIRB Approval”) and the satisfaction or waiver of other customary closing conditions. It is currently expected that the effective date of the Merger will occur during the first quarter of 2022.

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at info@Agnico Eagle.com or call (416) 947-1212.

Cautionary Note Regarding Forward-Looking Information

The information in this news release has been prepared as at November 26, 2021. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.

All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. These forward-looking statements can be identified by the use of words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “future”, “ongoing”, “plan”, “possible”, “potential”, “may”, “seek”, “should”, “will”, “would” or the negative of such terms and similar expressions. Forward-looking statements in this news release include, but are not limited to statements and information concerning: the receipt and timing of the Final Order and the effective date of the Merger; the timing, receipt and conditions of required Court and regulatory approvals, including FIRB Approval; the ability of Agnico Eagle and Kirkland Lake Gold to satisfy the other conditions to the Merger; the combined company’s growth profile, risk profile, operating margins, operating costs and overall strategy and performance; estimates of future production; and expectations regarding the combined company’s environmental, social and governance profile.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic, operational, and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Agnico Eagle to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the ability of Agnico Eagle and Kirkland Lake Gold to satisfy, in a timely manner, the other conditions to the closing of the Merger and the completion of the Merger on expected terms; the availability and timing of required Court, regulatory, governmental and other approvals for the completion of the Merger; the ability to successfully integrate Agnico Eagle and Kirkland Lake Gold in a timely manner following the completion of the Merger; Agnico Eagle’s and Kirkland Lake Gold’s present and future business strategies; operations performance being within expected ranges; and anticipated future production and cash flows.

Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the failure of Agnico Eagle and Kirkland Lake Gold to receive, in a timely manner and on satisfactory terms, the necessary Court and regulatory approvals, including FIRB Approval, or to otherwise satisfy the conditions to the completion of the Merger, in a timely manner, or at all; the failure to realize the anticipated benefits of the Merger in the expected timeframes, or at all; and the additional risk factors set out in the joint management information circular of Agnico Eagle and Kirkland Lake Gold dated October 29, 2021, including under the heading “Risk Factors”. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. For a more detailed discussion of such risks and other factors that may affect Agnico Eagle’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see also the AIF and MD&A of Agnico Eagle filed under its profile on SEDAR at www.sedar.com and included in Agnico Eagle’s Form 40-F filed on EDGAR at www.sec.gov, as well as Agnico Eagle’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.